EXHIBIT 99.1

Golar LNG Partners LP Fourth Quarter 2014 Cash Distribution

HAMILTON, Bermuda, Jan. 27, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended December 31, 2014 of $0.5625 per unit. This represents an increase of $0.015 per unit, or approximately 2.7%, from the third quarter 2014 distribution. This cash distribution will be paid on February 13, 2015 to all unitholders of record as of the close of business on February 5, 2015.

In December 2014, in the Partnership's announcement of the acquisition of the Golar Eskimo, the Partnership stated that its management intended to recommend to the Partnership's board an increase in the Partnership's quarterly cash distribution of between $0.0275 and $0.0325 (or an annualized increase of between $0.11 and $0.13) for the quarter ending March 31, 2015. The Partnership's board has however decided to approve an earlier commencement of $0.015 of the increase for the quarter ended December 31, 2014, with the balance of the increase to be considered by the board for the quarter ending March 31, 2015. The decision to advance part of the distribution is supported by anticipated strong distribution coverage for the fourth quarter of 2014.

Any such further distribution increase would be conditioned upon, among other things, the commencement of the Golar Eskimo's operations, the approval of such increase by the board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Forward Looking Statements.

This press release includes statements that may constitute forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Partnership's plans, strategies, business prospects and changes in its business. In particular, statements regarding projected changes in the Partnership's cash distributions and distribution coverage are considered forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are set forth from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
January 27, 2015

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913